February 11, 2009

Via EDGAR and Facsimile

Ms. Anne Nguyen Parker

Mr. Douglas Brown

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Re:                               MarkWest Energy Partners, L.P.

File No. 1-31239

Form 10-K for the fiscal year ended December 31, 2007

Filed February 29, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2008

Form 10-Q for the quarterly period ended September 30, 2008

Filed November 10, 2008

Dear Ms. Parker and Mr. Brown:

Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Partnership” or “we”), to comments received from the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2009, with respect to the Partnership’s Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 29, 2008, the Partnership’s Definitive Proxy Statement filed with the Commission on April 29, 2008 and the Partnership’s Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italicized text.

Form 10-K for the fiscal year ended December 31, 2007

Item 1. Business, page 4

1. We note your response to our prior comment 1.  We further note that for the year ended December 31, 2006, revenues from Targa totaled $76 million, representing 13% of consolidated Partnership revenues, and revenues from ONEOK totaled $63 million representing 11% of consolidated Partnership revenues.  Please provide further analysis as to why you believe these contracts are not material to the Partnership historically.  Tell us how much of consolidated Partnership revenues for the year ended December 31, 2008 will be represented by these two customers.

Response:  Notwithstanding the revenue recognized and reported in any period, the Partnership did not consider the contracts with Targa Liquids Marketing and Trade (“Targa”) and ONEOK Hydrocarbon, L.P. (“ONEOK”) to be material.  The Partnership has evaluated materiality of the Partnership’s contractual arrangements based on contribution to net operating margin which considers the amount of natural gas liquids purchased.  Net operating margin is a non-GAAP measure that the Partnership has historically used, defined and reconciled to GAAP measures in the Partnership’s annual reports on Form 10-K.  As discussed in Item 1 of the Partnership’s Form 10-K for the fiscal year ended December 31, 2007, the Partnership evaluates contract performance on the basis of net operating margin because such measure enhances the understanding by both management and investors of the baseline operating performance of the Partnership’s contractual arrangements.  Notwithstanding the revenue recognized in any period, the Partnership did not consider the contracts with Targa and ONEOK to be material because such contracts did not materially contribute to net operating margin (a non-GAAP measure, defined in Item 1 of our Form 10-K).  In response to the Staff’s comments, the Partnership will evaluate the contracts based on revenue and contribution to net operating margin.

For fiscal year ended December 31, 2008, the Targa and ONEOK contracts represented 22% and 8% of the Partnership’s consolidated revenues, respectively and 4% and 5% of the Partnership’s net operating margin, respectively.  Notwithstanding the contribution to revenue the Partnership will file the Targa contract and the ONEOK contracts as exhibits to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 under Item 15 of Form 10-K with a request for confidential treatment of certain provisions.

In addition, using the Partnership’s Form 10-K for the fiscal year ended December 31, 2007 as an example the Partnership proposes to expand its disclosures in future filings with the Commission, with specific data for future periods as follows:

Additional Disclosure under Item 1:

To be included within the description of East Texas:

For natural gas that is processed in this region, we purchase the NGLs from the producers primarily under percent-of-proceeds arrangements, or we transport volumes for a fee. Approximately 90% of our natural gas volumes in the East Texas System result from contracts with five producers. The resulting NGLs, condensate sold and fee based revenue from these five producers make up approximately 85% of our revenues in the East Texas region. We sell 100% of the purchased and retained NGLs produced at our East Texas processing facility to Targa Resources Partners, L.P. (“Targa”) under a long-term contract. For the years ended December 31, 2007 and 2006 the contract contributed 10% and 6% to net operating margin, (a non-GAAP measure, see below for discussion and reconciliation of net operating margin).  We do not consider the Targa contract a significant contract when considering its contribution to net operating margin, the NGLs are sold at a current market price adjusted for certain fees and there are other alternative markets to sell NGLs near our system. The original term of the Targa agreement expires in December 2015.

To be included within the description of Oklahoma:

The Oklahoma region has three customers to which we sell NGLs, condensate and natural gas which account for a significant portion of the Southwest segment revenue.  One of those customers is ONEOK.  The contract with ONEOK requires them to purchase 100% of the NGLs produced at the Arapaho processing facilities.  For the years ended December 31, 2007 and 2006 the contract contributed 8% and 4% to net operating margin (a non-GAAP measure, see below for discussion and reconciliation of net operating margin).  We do not consider the ONEOK contract a significant contract when considering its contribution to net operating margin,  the NGLs are sold at a current market price adjusted for certain fees and there are other alternative markets to sell NGLs near our system. The agreement expires in October 2013.

Form 10-K for the fiscal year ended December 31, 2007

2. We note your response to our prior comment 2 and reissue the comment in part.  Please reconcile the statement that the company is a wholly owned subsidiary of the partnership and the statement that the company owns 31% of the partnership.  Such reconciliation might include further information about the shares not being included in the consolidated financial statements because of the nature of the shares.  Include information disclosed in your response to our prior comment 2 and your explanation of the merger transaction on page 10 of your Form 10-Q for the quarter ended September 30, 2008 filed November 10, 2008.

Response:  While we acknowledge and agree conceptually with this Staff comment, we believe the description in the first paragraph and graph under Recent Developments on page 4 of the Partnership’s Form 10-K for the fiscal year ended December 31, 2007 explains the Partnership structure from the basis of the consolidated financial statements, which appropriately eliminates all Class A units pursuant to Accounting Research Bulletin No. 51, Consolidated Financial Statements.   We propose to enhance our future disclosures as described below by further explaining the Class A units in the Partnership’s future filings with the Commission.

Additional Disclosure under Item 1:

MarkWest Hydrocarbon, Inc. (“MarkWest Hydrocarbon”) and its subsidiary, MarkWest Energy GP, L.L.C. (“General Partner”) collectively own 22.6 million Class A units of MarkWest Energy Partners, L.P. (the “Partnership”).  The Class A units represents a 31% interest in the Partnership as follows:

	Units (in millions)
Class A units	22.6	31%
Common units	50.9	69%
Total units	73.5	100%

Class A units represent limited partner interests in the Partnership and have identical rights and obligations of the Partnership common units except that Class A units (i) do not have the right to vote on, approve or disapprove, or otherwise consent to or not consent to any matter (including mergers, share exchanges and similar statutory authorizations) except as otherwise required by any non-waivable provision of law and (ii) do not share in any cash and cash equivalents on hand, income, gains, losses, deductions and credits that are derived from or attributable to the Partnership’s ownership of, or sale or disposition of, the shares of MarkWest Hydrocarbon common stock.   Class A Units were issued to MarkWest Hydrocarbon and our General Partner in exchange for the incentive distribution rights and the 2% economic interests that were redeemed and terminated as part of the redemption and merger.  The transaction structure involving the issuance of the Class A units in exchange for the Partnership interests owned by MarkWest Hydrocarbon and the General Partner was adopted for tax purposes.  The Class A Units held by MarkWest Hydrocarbon and the General Partner are not treated as outstanding common units in the accompanying Condensed Consolidated Balance Sheets pursuant to Accounting Research Bulletin No. 51, Consolidated Financial Statements.

The ownership percentages in the graphic (Note:  For clarification purposes this is the graphic currently included in the filing) depicted below reflects the Partnership structure from the basis of the consolidated financial statements with the Class A units eliminated.

Definitive Proxy filed April 29, 2008

General

3. We note your proposed disclosure in response to prior comment 4.  You discuss your use of comparisons to “an internally developed MLP pipeline peer group” and “peer companies”.  Please identify the companies that comprise this peer group and the “peer companies”.

Response:  The peer group data assembled by the Partnership’s compensation consultant included data from up to thirty midstream pipeline/energy companies, reflecting our industry participants and giving a large sample size, but which included companies of varying revenue and market-cap sizes, with varying market maturity from start-up to very mature companies. The Compensation Committees focused on subsets of this peer group comprised of companies that were of a relatively similar size and maturity to the Partnership, that were considered to be our competitors due to products, services, markets or geographical reach, that had similar credit profiles, that had comparable debt and equity markets, or that had analogous growth or capital programs,and that as a result of a combination of several of these attributes, the Committee considered appropriate for comparison of the Partnership’s overall performance for compensation review purposes.  The companies within this peer group subset included: Alliance Resources Partners LP, Atlas Pipeline Partners LP, Boardwalk Pipeline Partners LP, Buckeye Partners LP, Crosstex Energy LP, DCP Midstream Partners LP, Genesis Energy LP, Hiland Partners LP, Magellan Midstream Partners LP, Martin Midstream Partners LP, ONEOK Partners LP, Regency Energy Partners LP, Sunoco Logistics Partners LP, and TEPPCO Partners LP.   The internally developed peer companies and MLP pipeline peer group were previously disclosed on page 31 of Definitive Proxy Statement on Schedule 14A, filed April 29, 2008.  In future filings we will also include disclosure in “Compensation Decisions” to further enhance the understanding by the reader.

Form 10-Q for the quarterly period ended September 30, 2008

Item 4.  Controls and Procedures, page 69

4. We note your response to our prior comment 6 and reissue the comment with clarification.  It is not appropriate to state that “[e]xcept as described above”, “there were no other changes” in internal controls over financial reporting.  Instead either state that “there was no” material change in internal control (without qualification), or state “there was” a material change or “there were” material changes in internal control and specify what the change was, or the changes were.

Response:  Pursuant to this Staff comment, we will enhance our disclosure to state, without qualification, there was a material change in internal controls and what the change was that occurred during the reporting period that materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting in the Partnership’s future filings with the Commission.  Using the quarter ended September 30, 2008 as an example, we would include disclosure similar to the language below discussing the ERP system implementation in the Partnership’s future filings with the Commission.

Changes in Internal Controls Over Financial Reporting

For the quarter ended September 30, 2008, there were material changes to the Partnership’s internal controls over financial reporting related to the implementation of the ERP system.  In May 2007, the Partnership began the phased implementation of an Enterprise Resource Planning (“ERP”) system. Implementing an ERP system involves significant changes in business processes that management believes will provide meaningful benefits, including more standardized and efficient processes throughout the Partnership.  Specifically the Partnership modified controls related to the validation of volume information into our ERP system.  We believe these controls provided material improvement in the ability to assert completeness and accuracy of volumes processed through the ERP.  Furthermore, during the quarter ended September 30, 2008, additional gathering systems were migrated from manual processes to the ERP.  The significant changes in business processes and the implementation of the ERP system materially affected the Partnership’s internal controls over financial reporting during the quarter ended September 30, 2008.  While the Partnership believes that this new system and the related changes to internal controls will strengthen its internal controls over financial reporting, there are inherent risks in implementing any new system and the Partnership will continue to evaluate and test these control changes in order to provide certification as of year-end on the effectiveness, in all material respects, of the Partnership’s internal controls over financial reporting.

In responding to your comments, we acknowledge that (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we have responded above, we conceptually agree with a number of the suggested changes and believe they could enhance our disclosure.  After consultation with our professional advisors, however, we do not believe that the suggested changes, individually or in the aggregate, should necessitate amendments to the Partnership’s Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 29, 2008 or Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008 because such reports, when viewed in their entirety, contain information adequate for investors to make a fully informed investment decision.  We will, however, where we so indicated above, incorporate the suggested changes and the proposed language into the Partnership’s future filings with the Commission, to the extent required by such filings and to the extent the discussions are factually relevant at that time.

Please direct any questions or comments to me at (303) 925-9210.

Very truly yours,
MarkWest Energy Partners, L.P.

/s/ Nancy K. Buese
Nancy K. Buese
Senior Vice President and Chief Financial Officer